

March 31, 2011

Elliot D. Hoops, Esq.
Pinnacle Entertainment, Inc.
8918 Spanish Ridge Ave.
Las Vegas, NV 89148

> **Re: Pinnacle Entertainment, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 16, 2011**
> **File No. 333-172884**

Dear Mr. Hoops:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Membership, page 19

5. How do I apply for membership …?, page 19

1. On page 19, we note that you will deliver a prospectus and application when you believe a member is eligible for the Owner's Club Stock Program. Please tell us if non-Owner's Club level members will be aware of your Stock Program and the benefits of receiving your shares. If so, discuss how they are informed of such possibility. Also, clarify if eligible members you have not identified would have a means to obtain an application and prospectus. Finally, explain your determination that prospectus delivery is warranted only after a loyalty program member has accrued 175,000 points.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Kevin A. Cudney, Esq. (*via facsimile*)